Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

November 9, 2017

Sent by Email Only

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance – Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Email: GowetskiJ@sec.gov

Re:	Property Income Trust LLC (the “Company”)

Offering Statement on Form 1-A

Filed August 22, 2017

File No. 024-10731

Dear Ms. Gowetski:

Set forth below are the responses of Property Income Trust LLC (the “Company”) to the comment letter dated September 19, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance – Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced Offering Statement on Form 1-A (the “Offering Statement”). To facilitate your review, the comments contained in the Comment Letter are restated below in italics, followed by the Company’s responses to each comment.

The Company is contemporaneously filing Amendment No. 1 to the Offering Statement on a non-confidential basis through EDGAR, and has enclosed herewith clean and blacklined versions of the Offering Statement showing the Company’s changes to the Offering Statement.

Ms. Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

November 9, 2017

Compensation of Our Manager, page 60

1.	We note your response to comment 6 that your front-end fees will depend on numerous other factors. Please revise your disclosure to estimate front-end fees assuming the maximum amount is raised and your intended targeted debt level is applied.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its Offering Statement to include estimates of the front-end fees assuming the maximum offering amount is raised and the Company’s intended target leverage is applied.

2.	We note your response to comment 8; however, we continue to note the disclosure on page 65 referring to “a weighted average annualized return on investment of approximately 16.16%.” As these returns appear to relate to investments from programs that are not completed, please remove this disclosure.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the Offering Statement to remove this disclosure.

*   *   *

Thank you for your continued attention to this matter. We are available at the Staff’s convenience should you have any further questions regarding this matter.

Very truly yours,

Markley S. Roderick

Enclosures

cc: Mark A. Mascia, CEO (sent via email with enclosures)